UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number     000-30078
WAVECOM S.A.

(Exact name of registrant as specified in its charter)
3, esplanade du Foncet
92442 Issy-Les-Moulineaux Cedex, France
Tel: +33 1 46 29 08 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, Nominal Value €1.00 Per Ordinary Share (ISIN: FR0000073066),
and American Depositary Shares (Each Representing One Ordinary Share) (CUSIP: 943531103)

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 29
Pursuant to the requirements of the Securities Exchange Act of 1934, Wavecom S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: May 4, 2009

By	/s/ David G. McLennan
	Name:	David G. McLennan
	Title:	Deputy Chief Executive Officer